Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, January 12, 2022

Mr. Joaquín Cortez Huerta

Chairman

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:	Reports MATERIAL FACT

Dear Sir:

In accordance with the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	As previously reported, in the context of the reorganization proceeding of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) in the United States of America (the “Chapter 11 Proceeding”) under the rules set forth in Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), before the United States Bankruptcy Court for the Southern District of New York (the “Court”), on November 26, 2021 the Debtors filed before the Court a plan of reorganization and financing (the “Plan of Reorganization”) which contemplates a series of transactions in order to successfully emerge from the Chapter 11 Proceeding in compliance with all applicable laws.

2.	Such Plan of Reorganization contemplates the support of (i) a group of unsecured creditors of LATAM represented by Evercore (the “Backstop Creditors”); and (ii) Delta Air Lines, Inc. (“Delta”), Qatar Airways Investment (UK) Ltd. (“Qatar”), the Cueto group (i.e., Costa Verde Aeronáutica S.A. and Inversiones Costa Verde Ltda. y Cía. en Comandita Por Acciones), and the Eblen group (i.e., Andes Aérea SpA, Inversiones Pia SpA and Comercial Las Vertientes SpA). Hereinafter, Delta, Qatar and the Cueto group, the “Backstop Shareholders”, and together with the Backstop Creditors, the “Backstop Parties”.

3.	As previously disclosed, the Plan of Reorganization, contemplates among other things:

i.	The issuance of new common stock (the “New Common Stock”), representing approximately US$800 million. Such New Common Stock will be preemptively offered to all of the Company’s shareholders, as required by current legislation; provided, that subject to the execution of backstop commitment agreements (the “Backstop Agreements”) and definitive documentation, (y) the Backstop Shareholders have agreed to backstop up to US$400 million of New Common Stock without being entitled to any payment as a result of such commitment; and (z) the Backstop Creditors have agreed to backstop the remaining US$400 million, in exchange of a payment of 20% calculated over such amount.

ii.	The issuance of three classes of new convertible notes (the “New Convertible Notes”) denominated “New Convertible Notes Class A”, “New Convertible Notes Class B” and “New Convertible Notes Class C”.

The New Convertible Notes Class B are intended to raise new money in the aggregate amount of approximately US$1,373 million. On the other hand, the New Convertible Notes Class C are for the aggregate amount of approximately US$6,816 million. To the extent such New Convertible Notes Class C are subscribed by unsecured creditors, such subscription would require (i) a new money contribution of approximately US$3,269 million; and (ii) the acceptance of such instruments, by way of settlement of their claims, for approximately US$3,547 million.

All New Convertible Notes will be preemptively offered to LATAM’s shareholders as required by applicable law; provided, that subject to the execution of the Backstop Agreements and definitive documentation, (y) the Backstop Shareholders have agreed to fully backstop the placement of the New Convertible Notes Class B without being entitled to any payment in exchange of such commitment; and (z) the Backstop Creditors have agreed to backstop the placement of the integrity of the New Convertible Notes Class C in exchange of a payment of 20% calculated over the aforementioned new money contribution amount of approximately US$3,269 million.

4.	In furtherance of the backstop commitments described above, on the date hereof LATAM has executed, with the Backstop Parties, Backstop Agreements, which main terms are described below:

i.	Outside Date: The Backstop Agreements contemplate September 30, 2022 as the outside date of the commitments provided by the Backstop Parties thereunder and under the Plan of Reorganization, subject certain customary extensions in this type of transactions (including, without limitation, the delay of the emergence from the Chapter 11 Proceeding due to identification of a new variant of COVID-19).

ii.	Direct Allocation: To the extent not subscribed by the shareholders’ of LATAM during the respective preemptive rights offering period, 50% of the New Convertible Notes Class C (corresponding to approximately, the amount of US$3,408 million) shall be directly allocated to the Backstop Creditors in exchange of a combination of, on the one hand, a new money contribution, and on the other hand, a settlement of their unsecured claims, in the following proportion: 52.037% in settlement of their unsecured claims; and 47.963% of a new money contribution.

iii.	Backstop Payment: The Backstop Creditors are entitled to a payment of 20%, payable in cash, calculated over the amount of new money contribution that the Backstop Creditors have agreed to contribute to LATAM (i.e. calculated over approximately US$3,669 million). (the “Backstop Payment”).

iv.	Alternative Transaction: The Debtors shall not seek, propose or enter into any transactions that are an alternative to the restructuring transactions set forth in the Plan of Reorganization, subject to certain exceptions, such as those consistent with fiduciary duties of the board of directors of the Company.

v.	Termination Events: The Backstop Agreements contain customary termination events mutually acceptable to the Debtors and the Backstop Parties, including termination events triggered by: (i) the occurrence of events having a material adverse effect on the Company or its operations; and (ii) shortfalls in Company liquidity or decreases in revenues.

vi.	Termination Payments: The Backstop Agreement executed with the Backstop Creditors contemplates termination payments in case such Backstop Agreement is terminated. Such termination payments range between 10% and 50% of the Backstop Payment, depending on the event that triggered the termination of such agreement.

vii.	R&W; Conditions Precedents; and Covenants: The Backstop Agreements contain representations and warranties, conditions precedents and covenants customary for this type of restructuring.

viii.	Registration Rights Agreement: LATAM and the Backstop Creditors shall negotiate in good faith a registration rights agreement of the new shares to be delivered to the Backstop Creditors in connection with the Plan of Reorganization, which will allow such Backstop Parties to list shares in the United States of America in the form of ADSs.

5.	Under Chapter 11 of the Bankruptcy Code, the Court shall approve these Backstop Agreements and the Backstop Payment. Accordingly, on this date the Company has filed these Backstop Agreements with the Court for their approval and confirmation.

6.	The Company will keep its shareholders, creditors and the market informed on the progress of the Chapter 11 Proceeding. Further, LATAM continues to focus on ensuring that its exit strategy allows it to emerge with a robust capital structure, adequate liquidity and the ability to successfully execute its business plan in a sustainable manner over time and in compliance with all applicable laws.

Sincerely yours,

Roberto Alvo M.
CEO
LATAM Airlines Group S.A.

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